Exhibit 1

Schedule of Transactions in Securities

The transactions in shares of Common Stock by the Reporting Person during the past sixty (60) days were as follows:

| Nature and Date of Transaction | Number of Shares of Common Stock | Price Per Share |
|---|---|---|
| Open Market Purchase - 8/1/25 | 30,000 | $2.75 |
| Open Market Purchase - 9/1/25 | 5,000 | $3.03 |
| Open Market Purchase - 9/3/25 | 5,000 | $3.06 |
| Open Market Purchase - 9/5/25 | 5,000 | $2.91 |
| Open Market Purchase - 9/11/25 | 5,000 | $2.93 |
| Open Market Purchase - 9/15/25 | 5,000 | $2.93 |
| Open Market Purchase - 9/18/25 | 5,000 | $2.91 |
| Open Market Purchase - 9/19/25 | 5,000 | $2.92 |
| Open Market Purchase - 9/22/25 | 5,000 | $2.95 |
| Open Market Purchase - 9/22/25 | 5,000 | $2.95 |
| Open Market Purchase - 9/23/25 | 20,000 | $2.95 |